United States securities and exchange commission logo





                              July 9, 2020

       Ellen Johnson
       Chief Financial Officer
       Interpublic Group of Companies, Inc.
       909 Third Avenue
       New York, New York 10022

                                                        Re: Interpublic Group
of Companies, Inc.
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2019
                                                            Filed February 21,
2020
                                                            Form 8-K Filed
April 22, 2020
                                                            File No. 1-06686

       Dear Ms. Johnson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2019

       Management   s Discussion and Analysis of Financial Condition and
Results of Operations
       NON-GAAP FINANCIAL MEASURE, page 37

   1. Please tell us your consideration of the guidance in Question 103.01 of the Non-GAAP
                                                        Compliance and
Disclosure Interpretations related to your presentation of EBITA here and
                                                        EBITDA on page 31 and
the exclusion of other expense, net and equity in net income
                                                        (loss) of
unconsolidated affiliates in your calculation of these measures. Also, please tell us your consideration
of the guidance in Question 103.02 of the Non-GAAP Compliance and Disclosure
Interpretations related to beginning your reconciliation of EBITDA with operating income as
opposed to net income.
 Ellen Johnson
Interpublic Group of Companies, Inc.
July 9, 2020
Page 2
Consolidated Statement of Cash Flows, page 48

2. Please tell us the nature of the amounts included in investing activities under the line item other investing activities for the year ended December 31, 2019 and your consideration of including these cash flow activities in your Management's Discussion and Analysis.
Consolidated Statement of Stockholders' Equity, page 49

3. We note your disclosure in the last paragraph of page 65 that any adjustments to the redeemable non-controlling interest impact retained earnings or additional paid in capital, except for foreign currency translation adjustments. Please tell us the nature of the differences in amounts in the table on top of page 66 and amounts presented in the consolidated statements of stockholders equity for the years presented.
Note 9 Income Taxes, page 70

4. Please tell us how to reconcile the net deferred tax (liabilites) assets disclosed on page 70 with amounts disclosed in your balance sheets.
Form 8-K filed April 22, 2020

Exhibit 99.1
Reconciliation of Adjusted Results, page 7

5. Please tell us your consideration of the guidance in Question 102.10 of the Non-GAAP
         Compliance and Disclosure Interpretations related to your presentation of full non-GAAP income statements when reconciling non-GAAP measures in your earnings releases.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Tony Watson at (202) 551-3318 or Donna Di Silvio at
(202) 551-
3202 if you have questions regarding comments on the financial statements and related matters.



FirstName LastNameEllen Johnson                                 Sincerely,
Comapany NameInterpublic Group of Companies, Inc.
                                                                Division of
Corporation Finance
July 9, 2020 Page 2                                             Office of Trade
& Services
FirstName LastName